September 11, 2024

By Electronic Submission

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, DC 20549
Attention: Ibolya Ignat and Daniel Gordon
Re: Arvinas, Inc.
Form 10-K for the fiscal year ended December 31, 2023
Filed February 27, 2024
File No. 001-38672
Ladies and Gentlemen:
Arvinas, Inc. (the “Company”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated August 28, 2024 (the “Comment Letter”), relating to the above referenced Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”). For convenience, the Company’s responses below are keyed to the numbering of the comments and headings used in the Comment Letter.
Form 10-K for the fiscal year ended December 31, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Operations Overview
Research and Development Expenses, page 132
1.We acknowledge your statement that you do not track all of our internal research and development expenses on a program-by-program basis. In future filings, please quantify your internal research and development costs separately from the external costs incurred, and provide a further breakdown for each category. For example, you could provide a breakdown of your internal costs by nature of the expense incurred, and could disclose a breakdown of your external costs for each ongoing major clinical trial, instead of, or in addition to a breakdown by program area. Explain to us and revise your disclosures to clarify how the cost sharing arrangements with your collaboration partners, such as Pfizer, are recorded and reported in your financial statements, or direct us to existing disclosure.

Securities and Exchange Commission
September 11, 2024

Response: The Company acknowledges the Staff’s comment and confirms that in future filings, starting with its Quarterly Report on Form 10-Q for the quarter ending September 30, 2024, the Company will quantify its internal research and development costs separately from the external costs incurred and will provide a further breakdown for each category.
The following is an example of how the Company expects to provide this disclosure, which will be included under the heading “Financial Operations Overview” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q:
“The following table summarizes our research and development expenses incurred during the years ended December 31, 2024, 2023 and 2022:

Year ended December 31,
(dollars in millions)	2024	2023	2022
Program-specific external expenses:
ARV-110	$—	$—	$—
ARV-471 (*)	—	—	—
ARV-766	—	—	—
BCL6	—	—	—
LRRK2	—	—	—
Other programs	—	—	—
Total program-specific external expenses	—	—	—
Non-program specific external expenses	—	—	—
Unallocated internal expenses
Compensation and related personnel expenses (including share-based compensation)	—	—	—
Other expenses	—	—	—
Total unallocated internal expenses	—	—	—
Total research and development expenses	$—	$—	$—
In addition, in response to the Staff’s comment, the Company advises the Staff that it currently has only one cost sharing arrangement, with Pfizer, which is related to vepdegestrant (ARV-471). Pursuant to this arrangement, costs are shared equally between the Company and Pfizer from July 22, 2021, the effective date of the Vepdegestrant (ARV-471) Collaboration Agreement with Pfizer. The Company may receive reimbursements from, or make payments to, Pfizer to satisfy the cost sharing requirements. These payments are accounted for pursuant to ASC 808, which are recorded as an offset or an increase to research and development expenses related to vepdegestrant (ARV-471), as noted in the table above in the “ARV-471” program expense line.

Securities and Exchange Commission
September 11, 2024

The following is an example of how the Company expects to revise this disclosure in future filings to reflect the foregoing, which will be included under the heading “Financial Operations Overview” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q starting with its Quarterly Report on Form 10-Q for the quarter ending September 30, 2024.
“Research and development activities are central to our business model. We expect that our research and development expenses will continue to increase substantially for the foreseeable future as we continue to conduct our ongoing clinical trials for vepdegestrant (ARV-471), ARV-766 and the initiation of clinical trials for ARV-393 and ARV-102, and continue to discover and develop additional product candidates. Research and development expenses related to vepdegestrant (ARV-471) are shared equally with Pfizer from July 22, 2021, the effective date of the Vepdegestrant (ARV-471) Collaboration Agreement. We may receive reimbursement from, or make payments to, Pfizer to satisfy the cost sharing requirements. These payments are accounted for pursuant to ASC 808, which are recorded as an offset or an increase to research and development expenses ~~The ER program development costs in the table above reflect the cost sharing with Pfizer~~”.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition and Deferred Revenue, page F-10
2.    We note that you recognize revenues from several research collaboration and license agreements, and that such revenues are recognized on either a straight-line basis over the estimated performance period under the arrangement or over the estimated performance period based on your best estimate of costs to be incurred. We also note that your revenues could represent amounts from up front fees, option fees, research funding fees, milestone payments, or royalties. Please explain to us your consideration of providing disaggregated revenue disclosures into categories that enable the users of your financial statements to better understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. Please refer to the guidance in ASC 606-10-50-5 and ASC 606-10-55-89 through 91 in your response.
Response: The Company acknowledges the Staff’s comment and respectfully submits that it has thoughtfully considered the guidance in ASC 606-10-50-5 and ASC 606-10-55-89 through 91 with respect to disaggregated revenue disclosures in its public filings. Specifically, the guidance in ASC 606-10-50-5 requires disaggregation that will “depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.” In addition, ASC

Securities and Exchange Commission
September 11, 2024

606-10-55-89 incrementally states, “the extent to which an entity’s revenue is disaggregated for the purposes of this disclosure depends on the facts and circumstances that pertain to the entity’s contracts with customers.”
The Company’s individual revenue contracts are described in detail in Note 3, Research Collaboration and License Agreements, to the Consolidated Financial Statements in the Form 10-K, including the key terms, payment provisions and accounting conclusions. These descriptions are intended to enhance the Company’s policy discussion within Note 2, Summary of Significant Accounting Policies, to the Consolidated Financial Statements in the Form 10-K, where it discloses under the heading “Revenues from Contracts” on page F-10, that “[t]he Company has determined that these services within its existing contracts represent combined single performance obligations" and “[r]evenue is recognized … over the Company’s expected performance period under each respective arrangement.” In addition, while the Company’s disclosure in Notes 2 and 3 discuss a variety of payment terms including upfront fees, option fees, research funding fees, and development, regulatory, commercial and sales-based milestone and royalty payments, to date, the Company has only recognized revenue from its upfront fees, option fees and research funding fees. The Company has yet to recognize revenue from any of its milestone or royalty-based payment terms, as disclosed in Notes 2 and 3.
The Company believes each of its existing contracts are similar because they each share common types of services being performed, performance obligations being delivered over time, multi-year contracts, geography, life science customers and upfront payment arrangements. In addition, while the Company’s existing contracts include various fees and payments, the Company’s revenue recognized to date from research collaborations and license agreements is the over time recognition of upfront fees, option fees and research funding fees corresponding to its proportional delivery of services. Furthermore, as noted in the Staff’s comment, the Company measures progress under its existing contracts on “a straight-line basis over the estimated performance period under the contract or over the estimated performance period based on the Company’s best estimate of costs to be incurred under the contract.” While the Company accepts these are two different measures of progress, both are used to depict the Company’s performance of its single obligation over time.
Therefore, it is the Company’s belief that the policy description included in Note 2 and the detailed descriptions of the Company’s existing contracts and corresponding accounting included in Note 3 are responsive to the applicable disaggregation guidance. The Company believes its arrangements are common, and the nature, amount, timing and uncertainty of revenue and cash flows would be similarly impacted by economic factors.

Securities and Exchange Commission
September 11, 2024

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (475) 345-0943. Thank you for your assistance.
Very truly yours,
/s/ Andrew Saik
Andrew Saik
Chief Financial Officer and Treasurer
cc: Brian Johnson, Wilmer Cutler Pickering Hale and Dorr LLP